December 23, 2024

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, DC 20549

Re:	GCL Global Holdings Ltd
Amendment No. 5 to Registration Statement on Form F-4
Filed December 19, 2024
File No. 333-280559

Ladies and Gentlemen:

On behalf of GCL Global Holdings Ltd. (the “Company”), referenced by CIK No. 0002002045, we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated December 20, 2024, relating to the Company’s Registration Statement on Form F-4 filed via EDGAR on December 19, 2024 (the “Registration Statement”).

The Company is concurrently submitting via EDGAR Amendment No. 6 to the Registration Statement on Form F-4 (the “Amendment No. 6”), which reflects the Company’s response to the comment received by the Staff and certain updated information.

We have set forth below the comment in the Staff’s letter, in bold, and the Company’s responses thereto.

Amendment No. 5 to Registration Statement on Form S-4

GCL Global Limited Notes to Consolidated Financial Statements

Note 19. Subsequent Events, page F-101

1.	We note your discussion on page 174 regarding the various agreements entered into with Nekcom Inc. (i.e. loan agreement, Series B Preferred Stock Purchase Agreement and Publishing Agreement). Please revise to include a discussion of these agreements in your subsequent events footnote along with an estimate of the financial effect or explain why you believe this disclosure is not necessary. Refer to ASC 855-10-50-2.

Response: The Company respectfully acknowledges the Staff’s comment and has added related disclosures regarding the loan agreement, Series B Preferred Stock Purchase Agreement, and Publishing Agreement with Nekcom Inc. on pages F-101 to F-103 under Note 20, Subsequent Events (Unaudited), as non-recognized subsequent events in accordance with ASC 855-10-50-2.

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If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,
/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Sebastian Toke, Chief Executive Officer, GCL Global Holdings Ltd Tse Meng Ng, Chief Executive Officer, RF Acquisition Corp.